KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2015

Balance at December 31, 2014	$	4,674,311
Capital distributions		(1,030,000)
Capital contributions		69,682
Net income		2,744,260
Balance at December 31, 2015	$	6,458,253

See notes to financial statements and report of independent registered public accounting firm.